HUSQVARNA

June 5, 2007

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

SUPPL

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Ladies and Gentlemen:

Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b)(1)(i). The attached document was distributed/made public in both an English and a Swedish version. The English version is attached. Husqvarna currently claims the exemption from registration under the Securities Exchange Act of 1934 (the "Exchange Act") provided by Rule 12g3-2(b) thereunder, under the filing number 082-34966.

All information and documents contained in or furnished by this letter are being furnished under paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Husqvarna is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned or Olle Wallén (General Counsel and Secretary to the Board of Husqvarna) at 011-46-8-738-8350.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

dlw 6/25

Husqvarna

Press release
Stockholm, 5 June 2007

Husqvarna acquires Soff-Cut, a US producer of concrete saws

Husqvarna has acquired Soff-Cut International Inc., based in Corona, California.

Soff-Cut is the leading producer of concrete saws for early entry concrete sawing. This technology enables concrete to be cut before it is fully set, which minimizes the risk of random cracking and also simplifies the working process in comparison with conventional sawing.

In 2006 Soff-Cut reported sales of approximately USD 35.4 million (approximately SEK 240m) and had about 70 employees. The majority of sales are in the US.

The operation will be included in Husqvarna 's accounts as of 1 June 2007.

"Soff-Cut has developed a unique patented system for early entry concrete sawing". The acquisition enables us to continue strengthening our position as a supplier to the construction industry. We expect to achieve considerable synergies with our existing operation in administration, purchasing, production and distribution", says Anders Ströby, head of Husqvarna Construction Products.

For more information, contact Anders Ströby, head of Husqvarna Construction Products at +46-31-94 90 09 or Åsa Stenqvist, head of Group Staff Communications and Investor Relations, at +46-8-738 64 94.

Husqvarna is the world's largest producer of lawn mowers, chainsaws and portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2006 were SEK 29.4 billion and the average number of employees was 11,400.

END